2
097456-0003-02931-NY01.2176441.1

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 6-K

                REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13A-16 OR 15D-16
             OF THE SECURITIES EXCHANGE ACT OF 1934


Date of report: March 28, 2002

              GALEN HOLDINGS PUBLIC LIMITED COMPANY
         (Translation of Registrant's Name Into English)

                    SEAGOE INDUSTRIAL ESTATE
                            CRAIGAVON
                            BT63 5UA
                         UNITED KINGDOM
            (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
               Form 20-F / X /     Form 40-F /  /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                     Yes /  /     No  / X /

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

        SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

The purpose of this report on Form 6-K by Galen Holdings PLC is to file with the Securities and Exchange Commission copies of the public announcement made by Galen Holdings on March 28, 2002 to the London Stock Exchange and Irish Stock Exchange concerning the acquisition of the United States rights to two products, Duricef and Moisturel. The text of the public announcement is included in this report as Exhibit 1.1.
                           SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              GALEN HOLDINGS PUBLIC LIMITED
COMPANY

                              By: /s/ Anthony D. Bruno
                              ----------------------------------
                                  Name: Anthony D. Bruno
                                  Title: Sr. Vice President,
Corporate Development
                                     and General Counsel

Date: April 5, 2002

(a) EXHIBITS - THE FOLLOWING EXHIBIT IS FILED WITH THIS DOCUMENT:

EXHIBIT NO.         DESCRIPTION
------------------       --------------------
1.1            News release dated March 28, 2002